MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Sutcliffe Resources Ltd. ("Sutcliffe") 420, 625 Howe Street Vancouver, B.C. V6C 2T6

2.	Date of Material Change:

February 10, 2006

3.	News Release

A press release disclosing the details outlined in this Material Change Report was issued by Sutcliffe on February 10, 2006 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Sutcliffe is a "reporting issuer" in the normal course of its dissemination.

4.	Summary of Material Change:

On February 10, 2006, Sutcliffe announced that it completed a private placement of 4,768,500 units at a price of $0.55 per unit for total gross proceeds of $2,622,675. Each unit consists of one common share and one share purchase warrant which is exercisable to acquire an additional common share at a price of $0.75 per share for a period of two years from the closing of the private placement.

5.	Full Description of Material Change:

On February 10, 2006, Sutcliffe announced that it completed a private placement of 4,768,500 units at a price of $0.55 per unit for total gross proceeds of $2,622,675. Each unit consists of one common share and one share purchase warrant which is exercisable to acquire an additional common share at a price of $0.75 per share for a period of two years from the closing of the private placement.

All securities issuable under the private placement are subject to a four month hold period and are subject to restrictions on resale prior to June 15, 2006.

The funds raised will be used as a reserve for asset acquisition investigation and for general corporate purposes.

In connection with the private placement, the Company will pay finder’s fees totaling $50,517 to Blackmont Capital Inc., Carl Jones and Zevtec Canada Inc.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Sutcliffe who is knowledgeable of the material change and this report is:

Laurence Stephenson, President Telephone: (604) 608-0223 Facsimile: (604) 608-0344

9.	Date of Report: February 10, 2006

Copy to: TSX Venture Exchange